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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                       Form 20-F   |X|     Form 40-F   |_|

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                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):
                             Yes   |_|     No    |X|

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                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):
                             Yes   |_|     No    |X|

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          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby
            furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                             Yes   |_|     No    |X|

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           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                             Endesa's Relevant Fact


     NEW YORK--(BUSINESS WIRE)--Jan. 17, 2006--At the meeting held on 16 January 2006, Endesa's (NYSE: ELE) Board of Directors decided to call a General Shareholders' Meeting for 24 February at 11:00am (first call) and 25 February at the same time (second call).

     The agenda will be the following:

     1. Examination and approval, as appropriate, of the annual accounts (balance sheet, income statement and notes to the financial statements) and management report for the year ended 31 December 2005, as well as the conduct of the Company's business during the year.

     2. Approval of proposed appropriation of results and distribution of dividends.

     3. Appointment of account auditor for the Company and the consolidated group.

     4. Authorisation for the derivative acquisition of shares of treasury stock by the Company and its subsidiaries in accordance with article 75 and 1st additional provision of the Spanish Companies Law.

     5. Delegation to the Board of Directors power to execute, develop and amend, as appropriate, the resolutions adopted at the General Shareholders' Meeting and to replace the powers received from it and grant powers to put them on record and execute them.

     The Board of Director intends to submit the shareholders' resolutions that could be required in relation to the takeover bid launched by Gas Natural SDG, S.A., such as those related to the modifications of Endesa's articles of association on which the Gas Natural offer is contingent, for approval at a subsequent extraordinary shareholders' meeting, to be called should the takeover bid be authorised, in light of events that could affect it.

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


    CONTACT: Endesa
             Alvaro Perez de Lema
             North America Investor Relations Office
             212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ENDESA, S.A.

Dated: January 17th, 2006     By: /s/ Alvaro Perez de Lema
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                              Name: Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations